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                                   EXHIBIT 20





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CONTACT:         TERRY ADAMS
                 214/519-4358

                     DSC COMMUNICATIONS CORPORATION  ADOPTS
                            STOCKHOLDER RIGHTS PLAN

Dallas, TX., April 25, l996.... DSC Communications Corporation announced today that on April 25, 1996, its Board of Directors adopted a Stockholder Rights Plan. Rights will be distributed as a dividend at the rate of one right for each share of common stock, par value $0.01 per share, of the company held by stockholders of record as of the close of business on May 22, 1996. The Rights Plan is designed to deter certain types of unfair takeover tactics and to prevent an acquirer from gaining control of the company without offering a fair price to all of the company's stockholders. The rights will expire on April 25, 2006. DSC currently has a rights plan which expires on May 22, 1996. The new plan is intended to replace the former plan.

Each right initially will entitle stockholders to buy one one-thousandth of a share of preferred stock for $175. The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the company's common stock or commences a tender or exchange offer by which a person or group (with certain exceptions) would beneficially own 15% or more of DSC's common stock.

Subject to certain exceptions, if any person becomes the beneficial owner of 15% or more of the company's common stock, then each right not owned by the 15%-or-more stockholder or related parties will entitle its holder to purchase, at the right's then current exercise price, shares of the company's common stock (or in certain circumstances cash, property, or other securities) having a value of twice the right's then current exercise price. In addition, if after any person has become a 15%-or-more stockholder, the company is involved in a merger or other business combination transaction with another person in which the company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each right not owned by the 15%-or-more stockholder or

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related parties will entitle its holder to purchase, at the right's then current exercise price, shares of common stock of such other person having a value of twice the right's then current exercise price.

At any time after a person acquires 15% or more of DSC's common stock and prior to the earlier of the time (i) the company is involved in a merger or other business combination transaction with another person in which the company does not survive or in which its common stock is changed or exchanged, (ii) the company sells 50% or more of its assets or earning power to another person, or
(iii) the 15%-or-more stockholder becomes the owner of 50% or more of the company's common stock, the company may exchange each right (other than rights owned by the 15%-or-more stockholder which shall have become void) for one share of common stock of the company (or in certain circumstances preferred stock of the company) for each right.

DSC will generally be entitled to redeem the rights at $0.01 per right at any time until a 15% position has been acquired.

Details of the Stockholder Rights Plan are outlined in a letter which will be mailed to all stockholders.

DSC Communications Corporation is a leading designer, developer, manufacturer and marketer of digital switching, transmission, access and private network system products for the worldwide telecommunications marketplace.

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